April 2, 2024

Via EDGAR Submission and email

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F St., NE

Washington, D.C. 20549

Attn:	David Plattner

Re:	Whitestone REIT PRE 14A filed March 18, 2024 File No. 001-34855

Dear Mr. Plattner,

Whitestone REIT (the “Company”) is submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 29, 2024 (the “Comment Letter”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on March 18, 2024 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No. 1 to the Preliminary Proxy Statement ( “Amendment No. 1”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1.

General

1. We note that your preliminary proxy statement was filed under EDGAR tag "PRE 14A," as opposed to EDGAR tag "PREC14A," the latter of which should be used for contested solicitations. Please keep this in mind for future reference, and please ensure that subsequent filings are filed under the correct EDGAR tag.

Response to Comment No. 1

The Company respectfully advises the Staff that Amendment No. 1 has been filed under EDGAR tag PRER14A, and that the Company will ensure the correct EDGAR tagging in future filings.

2. The proxy statement includes conflicting references regarding whether the Company intends to use the "notice and access" method of delivery. Please clarify and ensure consistency throughout the document.

Response to Comment No. 2:

The Company respectfully advises the Staff that it intends to utilize “notice and access”, and has revised the disclosure on page 3 to eliminate the conflicting references.

3. Pages 6 and 16 include references to your Corporate Governance Guidelines' resignation policy that applies during uncontested elections. Please revise to make clear that such policy will not apply to this year's election given that the election is contested.

2600 S. Gessner, Suite 500 Houston, Texas 77063
ptropoli@WhitestoneREIT.com	Writer’s Telephone Number:
281-979-7116

Response to Comment No. 3

The Company respectfully advises the Staff that it has added additional disclosure on pages 6 and 16 to make it clear that the director resignation policy does not apply in a contested election. Specifically, the Company has noted that “Unless Erez abandons its solicitation or fails to comply with the universal proxy rules, this year’s election will constitute a contested election, and therefore the Director Resignation Policy will not apply.”

4. Please ensure that up-to-date information is provided throughout the proxy statement. For example, it is unclear why December 31, 2022 is referred to in the second paragraph on page 66 and March 31, 2022 is referred to in the second and third paragraphs on page 68.

Response to Comment No. 4

The Company respectfully advises the Staff that it has revised the disclosures on pages 66 and 68 responsive to the Staff’s comments.

5. Please provide disclosure that is fully responsive to Item 4(b) of Schedule 14A.

Response to Comment No. 5

The Company respectfully advises the Staff that it has added additional disclosures on page 7 responsive to the Staff’s comments.

6. We see the note to draft on page 70 indicating that disclosure responsive to Item 5(b) of Schedule 14A is forthcoming. Please ensure that all such required disclosure is included in your proxy statement.

Response to Comment No. 6

The Company respectfully advises the Staff that it has included Appendix B in Amendment No. 1, which contains the requisite disclosures responsive to Item 5(b) of Schedule 14A.

7. The proxy card indicates that the meeting will be held on May 3, 2024, at 9:00 a.m. Central Time, despite such information being omitted everywhere else in the proxy statement. Please advise.

Response to Comment No. 7

The Company respectfully advises the Staff that it has revised the proxy card to remove the date, consistent with the disclosure throughout Amendment No. 1. The Company will include the specific date in its definitive proxy statement.

8. On the proxy card, please list the Erez nominees in alphabetical order by last name. See Rule 14a-19(e)(4).

Response to Comment No. 8

The Company respectfully advises the Staff that it has revised the proxy card to the address Staff’s comments.

9. Please include disclosure regarding the fact that information about the Erez nominees can be found in Erez's proxy statement, which can be accessed, without cost, on the Commission's website. See Item 7(f) of Schedule 14A.

Response to Comment No. 9

The Company respectfully advises the Staff that it has revised the disclosure on pages [(i)] and [(ii)] addressing the availability of information about Erez Nominees.

10. Please disclose how the Company intends to treat proxy authority granted in favor of the Erez nominees if Erez abandons its solicitation or fails to comply with Rule 14a–19. See Item 21(c) of Schedule 14A. Background of the Solicitation, page 10.

2600 S. Gessner, Suite 500 Houston, Texas 77063
ptropoli@WhitestoneREIT.com	Writer’s Telephone Number:
281-979-7116

Response to Comment No. 10

The Company respectfully advises the Staff that it has revised the disclosure on page 6 in response to the Staff’s comments. Specifically, the Company notes that in the event Erez abandons the solicitation or fails to comply with the universal proxy rules, any votes cast in favor of any Erez Nominee will be disregarded and not be counted, whether such vote is provided on the Company’s WHITE proxy card or Erez’s blue proxy card.

11. Please explain who Mr. Davis and Mr. Shiekman are.

Response to Comment No. 11

The Company respectfully advises the Staff that it has replaced references to Mr. Davis and Mr. Shiekman throughout Amendment No. 1 with “outside counsel for Erez.”

12. Regarding the paragraph that refers to March 7, 2024, please clarify that the Erez press release announced the nomination of its two candidates and that those candidates were Schanzer and Clark. Please also clarify that the Company's press release made no mention of Mr. Winters. Finally, please correct the subsequent paragraph to disclose that Erez filed a "DFAN14A" on March 7, 2024, rather than March 8, 2024, notwithstanding the fact that there may have been a delay in such filing appearing on the SEC's website. Proposal No. 2 - Advisory Vote on Executive Compensation, page 34

Response to Comment No. 12

The Company respectfully advises the Staff that it has revised the disclosure on page 11 in response to the Staff’s comment.

13. We note the following statement: "we expect that, subject to the voting results of Proposal No. 3, the next Say-On-Pay vote will occur at the 2029 Annual Meeting of Shareholders." It is unclear how Proposal No. 3 relates to Proposal No. 2, and it appears that the next say-on-pay vote will occur at the 2025 annual meeting, not 2029. Please revise, or advise.

Response to Comment No. 13

The Company respectfully advises the Staff that it has revised the disclosure on page 34 to state “Say on pay frequency vote will occur next at the 2029 Annual Meeting of Shareholders.”

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at 281-979-7116.

Sincerely,

Peter Tropoli
General Counsel & Corporate Secretary
Whitestone REIT

2600 S. Gessner, Suite 500 Houston, Texas 77063
ptropoli@WhitestoneREIT.com	Writer’s Telephone Number:
281-979-7116